AEM SPA

02 APR -2 AM 8: 10

FILE NO. 82-4911

N.
(da citare nella risposta)

AFG/SES/157/2002/AG/db

Securities and Exchange Commission
Division of Corporate Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
(U.S.A.)

BY UPS

March 29, 2002

02028200

Attention: Special Counsel, Office of International Corporate Finance

SUPPL

Dear Sir or Madam,

Please find enclosed a copy, translated in English, of the announcement published today, regarding the availability of the financial statements and consolidated financial statements as at December, 31st 2001.

Please do not hesitate to contact the undersigned in Milan (Italy) at 00-39-02-7720-3089, should you have any questions.

PROCESSED
APR 19 2002
THOMSON
FINANCIAL

Very truly yours,

Antonella Giacobone
Company Secretary

Encl.

dlw 4/10

Cod. 5968127 - 2.99

AEM SPA

FILE NO. 82-4911

Fiscal year financial statements
and
consolidated financial statements as at December, 31st 2001

In accordance with Art. 83 of CONSOB Regulation no. 11971/1999, we provide notice that as of this date the fiscal year financial statements and the consolidated financial statements for the year ending on 31 December 2001, approved by the Board of Directors of Aem S.p.A. are available to the public at the company headquarters, Borsa Italiana S.p.A and on the Internet at www.aem.it.

The Auditors' Report and the Board of Statutory Auditors' Report will be available to the public at the company headquarters, Borsa Italiana S.p.A. and on the Internet at www.aem.it during the fortnight prior to the General Meeting.

Milan, 29 March 2002